                                                                                                                                                      Filed Pursuant to Rule 424(b)(5)
                                                                                                                                                      Registration No. 333-103905
PROSPECTUS SUPPLEMENT

(to prospectus dated May 21, 2003)	May 28, 2003

3,680,000 Shares

6.70% Noncumulative Monthly Income Preferred Stock, 2003 Series F

We are a financial holding company offering a full range of financial services through our wholly owned subsidiaries, Westernbank Puerto Rico (“Westernbank”) and Westernbank Insurance Corp. Westernbank offers business and consumer financial services, including banking, trust and brokerage services. Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance. We are offering 3,680,000 shares of our 6.70% Noncumulative Monthly Income Preferred Stock, 2003 Series F. The Series F preferred stock has the following characteristics:

—	Annual dividends of $1.675 per share, payable monthly, if declared by our board of directors. Missed dividends never have to be paid.

—	Redeemable at our option, with regulatory approval, beginning on May 30, 2008.

—	No mandatory redemption or stated maturity.

There currently is no public market for the Series F preferred stock. We expect to list the Series F preferred stock for quotation on the Nasdaq Stock Market under the symbol “WBPRZ.” Trading of the Series F preferred stock on the Nasdaq Stock Market, if its listing is approved, is expected to commence within 30 days after the initial delivery of the Series F preferred stock.

Investing in these securities involves risks. You should consider carefully the “Risk factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any Commonwealth of Puerto Rico securities or financial institutions commission or any other United States federal or state securities or banking agency has approved or disapproved the Series F preferred stock or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Shares of the Series F preferred stock are not savings accounts, deposits or obligations of any bank and are neither insured nor guaranteed by us or by the Federal Deposit Insurance Corporation or any other governmental agency, and are subject to investment risks, including the possible loss of the amount invested.

	Per share	Total

Public offering price	$25.0000	$92,000,000

Underwriting discounts and commissions	$0.7875	$2,898,000

Proceeds, before expenses, to us	$24.2125	$89,102,000

We have also granted the underwriters a 30-day option to purchase up to 552,000 additional shares of the Series F preferred stock to cover over-allotments at the public offering price per share less the underwriting discounts and commissions.

UBS PaineWebber Incorporated of Puerto Rico

BBVA Capital Markets

Brean Murray & Co., Inc.

Popular Securities

R-G Investments Corporation

Santander Securities

________________________________________________________________________________

You should rely only on the information specifically incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell nor are they seeking an offer to buy the Series F preferred stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is complete and correct only as of the date of this prospectus supplement, regardless of the time of the delivery of this prospectus supplement or the date of any sale of the Series F preferred stock. The information presented in this prospectus supplement, to the extent it is inconsistent with the information in the accompanying prospectus, supersedes and replaces that information. In this prospectus supplement, “W Holding, Inc.,” the “company,” “we,” “us” and “our” refer to W Holding Company, Inc., and “Westernbank” refers to our wholly owned banking subsidiary.

TABLE OF CONTENTS

Prospectus Supplement
Summary	S-1
Risk factors	S-7
Forward-looking statements	S-10
Use of proceeds	S-10
Capitalization	S-11
Selected consolidated financial and other data	S-12
Description of Series F preferred stock	S-14
Description of capital stock	S-19
Taxation	S-21
Underwriting	S-28
Additional information	S-29
Legal matters	S-30
Experts	S-30
Prospectus
About this prospectus	1
Additional information	1
Incorporation by reference	1
Forward-looking statements	2
The company	2
Consolidated ratios of earnings to fixed charges and preferred stock dividends	4
Use of proceeds	4
Description of capital stock	5
Description of common stock	5
Description of preferred stock	5
Plan of distribution	7
Legal matters	9
Experts	9

Summary

You should read this prospectus supplement and the accompanying prospectus in their entirety, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus and the “Risk factors‘ section beginning on page S-7. Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

THE COMPANY

General

We are a financial holding company offering a full range of financial services through our wholly owned subsidiaries, Westernbank Puerto Rico (“Westernbank”) and Westernbank Insurance Corp. Westernbank offers business and consumer financial services, including banking, trust and brokerage services. Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance. As of March 31, 2003, we had total assets of $8.9 billion, loans-net of $4.0 billion, deposits of $4.5 billion and stockholders’ equity of $590.9 million.

We are the third largest public bank holding company in Puerto Rico, as measured by total assets as of March 31, 2003. Westernbank is also one of the fastest-growing commercial banks in Puerto Rico, increasing both total assets and loans at a compound annual growth rate of over 36.0% for the last five fiscal years. Westernbank has achieved this growth while maintaining a ratio of non-performing loans to total loans of below 1.00% and improving its efficiency ratio from 49.31% for the year ended December 31, 1998, to 39.15% for the year ended December 31, 2002, to 34.73% for the quarter ended March 31, 2003.

Originally operating primarily in the western and southwestern regions of Puerto Rico, we are focused on further expansion in the San Juan metropolitan area. Having opened 11 Westernbank branches in the San Juan metropolitan area since 1998, including 7 Expresso of Westernbank branches in July 2002, we believe that we are well-positioned to achieve this objective. In the first quarter of 2002, we acquired Westernbank World Plaza (formerly known as Hato Rey Tower), a 23-story office building that is the tallest in Puerto Rico’s main business district and now serves as Westernbank’s San Juan metropolitan area headquarters, a regional commercial lending office and the headquarters for the Westernbank Business Credit and Expresso of Westernbank divisions. In addition, we intend to build upon our existing platform and further expand our fee-based businesses, including insurance brokerage, trust services and securities brokerage.

Our executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680, and our telephone number is (787) 834-8000.

Westernbank

Westernbank is a Puerto Rico-chartered commercial bank operating through a network of 51 bank branches (including 19 Expresso of Westernbank branches) located throughout Puerto Rico, primarily in the western and southwestern regions of the island and in the San Juan metropolitan area, and a website on the Internet. In addition to commercial, retail and residential real estate banking, Westernbank operates four divisions: Westernbank Business Credit, which specializes in asset-based lending; Expresso of Westernbank, which specializes in small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000; Westernbank Trust Division, which offers a full array of trust services; and Westernbank International Division, which activities consist of commercial banking and related services and treasury and investment activities outside of Puerto Rico.

As of March 31, 2003, Westernbank had loans-net of $4.0 billion. Westernbank’s commercial loan portfolio included $1.8 billion of commercial real estate loans, $428.3 million of commercial business loans and $190.4 million of construction and land acquisition loans. Westernbank’s consumer loan portfolio included $716.0 million of consumer loans and $56.4 million of credit card receivables. In addition, Westernbank had $798.1 million of residential first mortgage loans (principally conforming loans, in addition to $20.8 million of loans guaranteed by the Federal Housing Administration or other federal agencies).

Westernbank seeks to differentiate itself from other banks by focusing on customer relationships and personalized service, offering customers direct access to senior management. As part of this focus, Westernbank strives to make fast and effective decisions locally. Westernbank’s branches offer modern facilities with advanced technology and remain open to customers for longer hours compared to many other local banks, with a number of branches offering both Saturday and Sunday hours. In addition, Westernbank trains its employees to promote an effective and customer-focused sales culture.

Westernbank continues to focus on growing its commercial loan portfolio through commercial real estate, asset-based, unsecured business and construction lending, as well as its consumer loan and investment securities portfolios. As of March 31, 2003, commercial loans were 56.2% and consumer loans were 19.4% of the $4.0 billion loan portfolio. Investment securities totaled $4.6 billion at that date. These loans and securities tend to have shorter maturities and reprice more rapidly than traditional residential mortgage loans, which represent 19.8% of total loans. We also intend to continue to diversify and grow Westernbank’s sources of revenue, while maintaining its status as a secured lender, with approximately 83% of its loans collateralized by real estate as of March 31, 2003. As part of this strategy, Westernbank has selectively entered into several new business lines, including asset-based and small unsecured consumer lending as well as trust services. In June 2001, Westernbank acquired the asset-based lending portfolio of the Puerto Rico branch of Congress Credit Corporation for $163.8 million. In July 2002, Westernbank launched a new banking division focused on offering consumer loans through 17 full-service branches (19 branches at March 31, 2003), called “Expresso of Westernbank,” denoting the branches’ emphasis on small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000.

Westernbank Business Credit Division

Westernbank Business Credit manages Westernbank’s commercial asset-based loan portfolio, which consists of loans secured principally by accounts receivable, inventory and equipment. This division, which is one of the fastest growing areas of Westernbank, was established in connection with Westernbank’s June 2001 acquisition of the asset-based lending portfolio of the Puerto Rico branch of Congress Credit Corporation for $163.8 million. As of March 31, 2003, the Westernbank Business Credit loan portfolio amounted to $555.5 million.

Expresso of Westernbank Division

Launched in July 2002, Expresso of Westernbank specializes in making small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000 through 19 full-service branches (including 13 new branches and six re-designated branches). These branches are strategically located in order to attract customers that have traditionally been underserved by the Puerto Rico banking sector. As of March 31, 2003, the Expresso of Westernbank loan portfolio amounted to $138.2 million.

Westernbank Trust Division

Established in 2001, Westernbank Trust offers a variety of Individual Retirement Accounts (IRAs) and manages 401(k) and Keogh retirement plans, custodian and corporate accounts. As of March 31, 2003, total assets managed by Westernbank Trust amounted to $262.0 million.

Westernbank International Division

Established in 1995, Westernbank International is our International Banking Entity (IBE) under Puerto Rico tax law. Under Puerto Rico tax law, an IBE can hold non-Puerto Rico assets, and earn interest on these assets, as well as generate fee income outside of Puerto Rico, on a tax-exempt basis. As of March 31, 2003, Westernbank International had total assets of $2.2 billion, substantially all of which were investment securities and purchased loans consisting mostly of US government and agency securities. Westernbank does not otherwise conduct significant banking business outside of Puerto Rico.

Westernbank Insurance Corp.

Established in 2001, Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance on which we earn commission income. Currently, most of the agency’s volume is derived from two areas — mortgage insurance on residential mortgage loans and “credit life” insurance for borrowers of personal loans. We intend to expand Westernbank Insurance Corp. in order to offer a broader line of insurance products to meet the needs of our customers. The assets, liabilities, revenues and expenses of Westernbank Insurance Corp. at December 31, 2002 and 2001, and for the three month periods ended March 31, 2003 and 2002, were not significant.

THE OFFERING

Series F preferred stock offered	3,680,000 shares; 4,232,000 shares if the underwriters exercise their over-allotment option in full.

Price	$25.00 per share.

Ranking	The Series F preferred stock ranks senior to our common stock and on an equal basis to our outstanding Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. We may not issue preferred stock ranking senior to the Series F preferred stock without the approval of holders of at least two-thirds of the aggregate liquidation preference of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock.

Liquidation preference	Upon liquidation or dissolution of the company, you will be entitled to receive $25.00 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of our assets are distributed to holders of our common stock or any stock ranking junior to the Series F preferred stock.

No voting rights	You will not have any voting rights, except those voting rights described on page S-15 of this prospectus supplement.

Nasdaq Stock Market listing	We expect to list the Series F preferred stock on the Nasdaq Stock Market under the symbol “WBPRZ.” Trading of the Series F preferred stock on the Nasdaq Stock Market, if its listing is approved, is expected to commence within 30 days after the initial delivery of the Series F preferred stock.

Dividends	If declared, dividends will be paid on the 15th day of each month, beginning on July 15, 2003. Our board of directors must approve each dividend payment, and any payment the board does not approve never has to be paid. The annual dividend rate is equal to 6.70% of the liquidation preference per share.

No maturity date or mandatory redemption	The Series F preferred stock will not mature on a specified date. We are not required to provide for the retirement of the Series F preferred stock by mandatory redemption or sinking fund payments.

Redemption at the company’s option	The Series F preferred stock may be redeemed, in whole or in part, after May 30, 2008, subject to regulatory approval. Redemption prices are discussed on page S-16 of this prospectus supplement.

Use of proceeds	Funds are being raised for general corporate purposes. We intend to contribute substantially all of the net proceeds from this offering to our wholly owned subsidiary, Westernbank, as additional regulatory capital, which will support additional investments in loans and securities.

RECENT DEVELOPMENTS

Results for the quarter ended March 31, 2003

We reported net income of $14.9 million, or $0.16 per basic and diluted common share, for the quarter ended March 31, 2003, versus net income for the first quarter of 2002 of $17.9 million, or $0.23 (split-adjusted) per basic and diluted common share, a decrease of $3.0 million, or 16.84%. The decrease results primarily from a $15.7 million ($11.8 million after-tax) other-than-temporary impairment charge to adjust to fair value (as of the quarter end) our investments in corporate bonds and loans obligations (“CBOs” and “CLOs,” respectively), which resulted in a $13.5 million decrease in other income when compared to the first quarter of 2002. That decrease, coupled with a $2.4 million increase in operating expenses, was mostly offset by a $9.7 million increase in net interest income after the provision for loan losses and a $3.2 million decrease in the provision for income taxes.

Net interest income for the quarter ended March 31, 2003 was $49.2 million, an increase of $12.3 million, or 33.31%, over the $36.9 million reported for the same period last year. This increase was primarily due to an increase of $106.0 million, or 26.43%, in the average balance of net interest-earning assets for the quarter ended March 31, 2003, when compared to the same quarter in the prior year, coupled with a 10 basis point increase in the net yield on interest earning assets over the same comparable period.

As to the impairment charge for our investments in CBOs and CLOs on April 3 and 15, 2003, two rating agencies downgraded their respective ratings by one notch on two debt tranches of a CBO held by us. Subsequent to that event, certain bonds and loans underlying the collateral of other investments were also downgraded and defaults under the covenants of trust agreements of some of these securities were reported by their respective trustees. We believe that it is probable that an adverse change in estimated cash flows for the portfolio will occur, which provides additional evidence that these investments at March 31, 2003 were other-than-temporarily impaired. We thus determined, using quoted market prices, that the total charge for other-than-temporary impairment of these securities should be $15.7 million ($11.8 million net of taxes) to adjust to fair value all of the investment in these types of securities.

The provision for possible loan losses was $6.2 million for the quarter ended March 31, 2003, up from $3.6 million for the same period in the previous year, an increase of $2.6 million or 71.85%. The increase in the provision reflects the growth in our loan portfolio, particularly those of Westernbank’s newest divisions: Westernbank Business Credit, which focuses on asset-based lending, and Expresso of Westernbank, which focuses on small consumer loans. The Westernbank Business Credit loan portfolio grew to $555.5 million as of March 31, 2003, an increase of $122.9 million, or 28.41%, from December 31, 2002, and an increase of $296.5 million, or 114.48%, from March 31, 2002. The Expresso loan portfolio grew to $138.2 million at March 31, 2003, an increase of $21.8 million, or 18.73%, from December 31, 2002. The Expresso of Westernbank division began operations in July 2002.

The allowance for possible loan losses was $51.4 million as of March 31, 2003. At that date, the allowance for loan losses amounted to 1.28% of total loans, and 200.49% of total non-performing loans, as compared with an allowance for loan losses at December 31, 2002, of $47.1 million, or 1.24% of total loans and 242.80% of total non-performing loans. Non-performing loans totaled $25.7 million, or 0.64% of total loans, as of March 31, 2003.

Total operating expenses increased $2.4 million, or 14.60%, for the first quarter of 2003, as compared to the same period in 2002. Salaries and employees’ benefits accounted for most of the increase, increasing $2.0 million, or 32.06%, for the first quarter of 2003, as compared to the same period in 2002. The increase is attributed to our continued expansion, including increases in personnel, normal salary increases and related employee benefits. At March 31, 2003, we had 1,068 full-time employees, an increase of 187 employees, or 21.22%, as compared to the end of the first quarter of 2002.

Total stockholders’ equity increased to $590.9 million as of March 31, 2003, as compared to $584.7 million as of December 31, 2002. The increase reflects net income of $14.9 million for the quarter ended March 31, 2003, which was partially offset by dividends paid during the quarter of $4.3 million and $4.1 million on our common and preferred stock, respectively, and an increase of $555,000 in other comprehensive losses.

Our return on common stockholders’ equity for the quarter ended March 31, 2003 was 11.87%, as compared to 27.67% for the same period in 2002. The decrease is attributable to the effect of the other-than-temporary impairment charge noted above, as well as the issuance of 6,095,000 shares of common stock in August 2002, that provided a net capital infusion of $97.9 million. The return on assets for the quarter ended March 31, 2003 was 0.70%, down from 1.13% for the same quarter in 2002. As of March 31, 2003, total assets were $8.9 billion, an increase of $641.2 million, or 7.81%, from $8.2 billion as of December 31, 2002.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998, our Series B preferred stock in May and June 1999, our Series C preferred stock in March 2001, our Series D preferred stock in August 2001 and our Series E preferred stock in October and November 2002. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends, as specified below, using two different assumptions — one excluding interest on deposits and the second including interest on deposits.

	For the
	three months
	ended
	March 31,		For the year ended December 31,

	2003		2002		2001		2000		1999		1998

Consolidated ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	1.39	x	1.69	x	1.58	x	1.60	x	1.87	x	2.16	x
Including interest on deposits	1.20		1.36		1.25		1.22		1.30		1.39

For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense that is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends (preferred stock dividends divided by 1 minus our effective income tax rate applicable to continuing operations) on outstanding shares of our preferred stock, as noted above.

Risk factors

You should carefully consider the following information together with the other information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus before deciding to invest in the Series F preferred stock.

THE ECONOMIC ENVIRONMENT INVOLVES RISKS THAT MAY AFFECT OUR BUSINESS AND THE PRICE OF OUR SECURITIES

A prolonged economic downturn or recession would likely result in a reduction of our loan origination activity which would adversely affect our financial results

A period of prolonged general economic downturn or a recession has historically resulted in a reduction in lending activity and an increase in the rate of defaults in commercial loans, consumer loans and residential mortgages. A continued recession may have a significant adverse impact on our net interest income and fee income. We may also experience larger than previously reported losses on our loan portfolio due to a higher level of defaults on our commercial loans, consumer loans and residential mortgages.

We are subject to the general risks associated with the Puerto Rico economy

Substantially all of the properties and other collateral securing our real estate, commercial and consumer loans are located in Puerto Rico. These loans may be subject to a greater risk of default if the Puerto Rico economy suffers adverse economic, political or business developments, or if natural disasters affect Puerto Rico. If any such developments or risks adversely affect Puerto Rico, our profitability may decrease.

AN INVESTMENT IN THE SERIES F PREFERRED STOCK INVOLVES RISKS

Dividends will not be paid unless declared by our board of directors

Our board of directors is not obligated or required to declare any monthly dividends. Our board of directors may determine, in its business judgment that it would be in the best interest of the company to pay less than the full amount of or no dividends for any period even if funds are available. In declaring dividends for the Series F preferred stock, the board of directors will also consider the outstanding Series A, B, C, D and E preferred stock as well.

Missed dividends never have to be paid

If our board of directors does not declare a dividend for any dividend period, then those dividends never have to be paid.

Applicable laws restrict our ability to pay dividends

Our main sources of liquidity are dividends from Westernbank, interest and dividends on portfolio securities we own and net proceeds from capital borrowings and offerings of our capital stock. Westernbank may not pay dividends if upon payment it would become undercapitalized under the regulations enforced by the FDIC. Westernbank also could be subject to these dividend restrictions if the FDIC determines that it is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. We are also subject to restrictions generally imposed on Puerto Rico corporations and may be restricted in our ability to pay dividends by minimum capital requirements imposed by the Federal Reserve Board. The Federal Reserve Board issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

A liquid trading market may not develop for the Series F preferred stock

The Series F preferred stock is a new issue, and therefore no established public market exists for this security. We expect to list the Series F preferred stock for quotation on the Nasdaq Stock Market. An active or any trading market, however, may not develop or be maintained. Rules of the Nasdaq Stock Market require that three market makers exist as a condition to listing on the National Market. Also, there can be no assurance the Series F preferred stock will be listed on the Nasdaq Stock Market or quoted on any other securities exchange or trading system. Even if the Series F preferred stock is listed and

Risk factors

multiple market makers exist, the trading market may lack liquidity. Also, there can be no assurance at what price the Series F preferred stock will trade.

Provisions of our charter and applicable law may prevent a change of control

Provisions of our certificate of incorporation, as well as United States federal banking law, could make it more difficult for a third party to acquire us even if doing so would provide our stockholders with a “premium” to prevailing market prices or otherwise be beneficial to our stockholders. These provisions in our charter documents include:

†	a staggered board of directors;

†	a provision that prohibits stockholders from calling special meetings of stockholders; and

†	advance notice procedures for nomination of directors and for stockholder proposals.

OUR BUSINESS INVOLVES RISKS

Our performance is subject to interest rate risks

Our results of operations depend to a large extent on the success of Westernbank. Among the risks related to Westernbank are those related to interest rate fluctuations, lending operations and our ability to manage growth. Interest-rate fluctuations could adversely affect net interest income if our cost of funds increases faster than our yield on interest-bearing assets.

Increases in interest rates may reduce the value of Westernbank’s loans and securities holdings

Increases in interest rates may reduce the value of Westernbank’s financial assets and may have an adverse impact on its earnings and financial condition. Westernbank owns a substantial portfolio of real estate loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

Westernbank is subject to default risk in its loan portfolio

Westernbank is subject to the risk of loss from loan defaults and foreclosures with respect to the loans it originates or acquires. Westernbank establishes provisions for loan losses, which lead to reductions in its income from operations, in order to maintain its allowance for future loan losses at a level which is deemed appropriate by its management based upon an assessment of the quality of its loan portfolio in accordance with established procedures and guidelines. Although Westernbank’s management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Westernbank will not have to increase its provision for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in Westernbank’s provision for loan losses or any loan losses in excess of its provision for loan losses would have an adverse effect on Westernbank’s future financial condition and results of operations.

Westernbank is exposed to commercial and consumer credit risks

In recent years, Westernbank has emphasized commercial and consumer lending activities. Commercial lending, including commercial real estate and asset-based lending, unsecured business lending and construction lending, is generally recognized as involving greater credit risk because it is larger in size and more risk is concentrated in a single borrower. In addition, the borrower’s ability to repay a commercial loan or a construction loan depends, in the case of a commercial loan, on the successful operation of the business or the property securing the loan and, in the case of a construction loan, on the successful completion and sale or operation of the project. The properties or assets securing these loans may also be harder to dispose of in foreclosure. If Westernbank experiences loan losses that are higher than its allowance for loan losses, our profits and financial condition may be adversely affected. We have recently

Risk factors

expanded our consumer lending activities through our Expresso of Westernbank Division. Consumer loans are subject to associated consumer defaults.

Changes in statutes and regulations, including tax laws and rules, could adversely affect us

Our company, as a Puerto Rico-chartered financial holding company, and our subsidiaries, are each subject to extensive federal and local governmental supervision and regulation relating to our banking and insurance business. For example, we benefit from favorable tax treatment under regulations relating to the activities of Westernbank International. In addition, there are laws and other regulations that restrict transactions between us and our subsidiaries. Any change in such tax or other regulations, whether by applicable regulators or as a result of legislation subsequently enacted by the Congress of the United States or the applicable local legislatures, could adversely affect our profits and financial condition.

Competition with other financial institutions could adversely affect our profitability

Westernbank faces substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other U.S., Puerto Rico and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. A number of institutions with which Westernbank competes may have significantly greater assets, capital and other resources. In addition, certain of Westernbank’s competitors are not subject to the same extensive federal regulation that governs Westernbank’s business. As a result, certain of Westernbank’s competitors may have advantages in conducting certain businesses and providing certain services. Increased competition could require Westernbank to increase its rates offered on deposits or lower the rates charged on loans, which could adversely affect our profitability. Additionally, much of our growth has focused on the San Juan metropolitan area, which is a competitive market where a number of established financial institutions already exist.

We have experienced significant growth in recent years

We have grown significantly in recent years, and we intend to continue to expand operations and asset size. Our total assets, consisting primarily of loans and investments and mortgage-related securities, have increased 7.81% since December 31, 2002 to $8.9 billion at March 31, 2003. There can be no assurance that we will be able to sustain this rate of growth in the future. In addition, our failure to manage growth effectively could have a material adverse effect on our profitability and our ability to pay dividends on the Series F preferred stock.

The loss of a key employee may adversely affect our prospects

We believe that our management team is one of our most valuable assets and has a very high level of experience, depth and expertise. They are largely responsible for our growth and development to date. The loss of the services of any member of our management team could adversely affect our business prospects. Most of our executive officers do not have an employment agreement with us.

________________________________________________________________________________

Forward-looking statements

Some information contained or incorporated by reference in this prospectus supplement constitutes “forward-looking statements.” Such information can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue,” or “believe” or the negatives or other variations of these terms or comparable terminology. The statements in the “Risk factors” section in this prospectus supplement constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ materially from those assumed. Accordingly, there can be no assurance that any estimated results, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

Use of proceeds

Our net proceeds from the sale of all the shares of Series F preferred stock are estimated to be $88.8 million after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds from this offering primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments in loans and securities.

Capitalization

The following table shows our unaudited indebtedness and capitalization as of March 31, 2003, on an actual basis and as adjusted to give effect to the issuance of the shares of Series F preferred stock offered by this prospectus supplement, less the underwriting discount and commission and the estimated offering expenses. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, we had deposit liabilities of $4.5 billion as of March 31, 2003. This table should be read together with our audited consolidated financial statements and should be read in conjunction with, and is qualified by reference to, the more detailed data contained in our Annual Reports on Form 10-K, as amended on May 13, 2003. Common stock outstanding reflects stock splits and dividends, including the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

	As of March 31, 2003

		As further
		adjusted
		for this
	Actual	offering

	(Dollars in thousands, except
	share and per share data)
Short-term borrowings	$774,735	$774,735

Long-term borrowings	$2,882,922	$2,882,922

Stockholders’ equity

Preferred stock, $1.00 par value, 20,000,000 shares authorized; 1,200,830 shares of 7.125% Non-Cumulative, Convertible Preferred Stock, 1998 Series A, issued and outstanding; 2,001,000 shares of 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, issued and outstanding; 2,208,000 shares of 7.60% Noncumulative Monthly Income Preferred Stock, 2001 Series C, issued and outstanding, 1,791,999 shares of 7.40% Noncumulative Monthly Income Preferred Stock, 2001 Series D, 1,725,000 shares of 6.875% Noncumulative Monthly Income Preferred Stock, 2002 Series E issued and outstanding, and 3,680,000 shares of 6.70% Noncumulative Monthly Income Preferred Stock, 2003 Series F, issued and outstanding, as adjusted
	$8,927	$12,607
Common stock, $1.00 par value per share; 300,000,000 shares authorized; 68,370,436 shares issued and outstanding	68,370	68,370
Paid-in capital	319,363	404,510
Retained earnings:
Reserve fund	33,507	33,507
Undivided profits	162,431	162,431
Accumulated other comprehensive loss	(1,655)	(1,655)

Total stockholders’ equity	$590,943	$679,770

Book value per common share	$5.38	$5.33

Selected consolidated financial and other data

The following table sets forth selected consolidated financial and other information as of and for each of the years in the five-year period ended December 31, 2002 and as of and for the three months ended March 31, 2003 and 2002. The selected consolidated financial and other information with respect to the five-year period ended December 31, 2002 is derived from our audited consolidated financial statements and should be read in conjunction with, and is qualified by reference to, the more detailed data contained in our Annual Reports on Form 10-K, as amended on May 13, 2003. The selected consolidated financial and other data as of or for the three months ended March 31, 2003 and 2002 is derived from our unaudited consolidated financial statements (which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of results for these periods) and should be read in conjunction with, and is qualified by reference to, the more detailed information in our Quarterly Reports on Form 10-Q for the relevant periods. Our results of operations for the three months ended March 31, 2003 may not be indicative of our results for the year ending December 31, 2003 or any future period. Per share earning information was adjusted to reflect stock splits and dividends.

	As of or for the
	three months ended
	March 31,		As of or for the years ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Balance sheet data
Total assets	$8,846,252	$6,739,375	$8,205,077	$5,888,194	$4,260,857	$3,374,571	$2,481,176
Loans, net and mortgage loans held for sale	3,976,828	2,956,014	3,761,803	2,843,657	2,208,300	1,871,742	1,361,297
Deposits	4,536,091	3,377,810	4,298,744	3,233,912	2,636,695	2,247,865	1,690,529
Borrowings	3,657,657	2,900,757	3,255,163	2,222,646	1,347,073	878,968	621,325
Stockholders’ equity	590,943	394,197	584,748	387,909	250,618	223,819	154,282
Book value per common share(1)	5.38	5.15	5.28	3.33	2.73	2.27	1.96
Income statement data
Total interest income	$103,348	$88,688	$385,734	$343,335	$290,587	$232,987	$157,446
Total interest expense	(54,160)	(51,792)	(219,413)	(218,269)	(192,137)	(130,806)	(84,308)

Net interest income	49,188	36,896	166,321	125,066	98,450	102,181	73,138
Provision for loan losses	(6,228)	(3,624)	(15,083)	(12,278)	(8,700)	(14,000)	(6,000)
Other income (loss)	(7,849)	5,601	24,743	18,181	13,868	12,239	10,154
Operating expenses	(19,199)	(16,754)	(73,917)	(60,310)	(53,216)	(53,816)	(41,705)
Income taxes	(1,033)	(4,227)	(16,101)	(8,504)	(5,814)	(9,480)	(6,892)

Net income	$14,879	$17,892	$85,963	$62,155	$44,588	$37,124	$28,695

Net income attributable to common stockholders	$10,814	$14,565	$72,189	$51,891	$38,789	$32,817	$27,604

Earnings per common share
Basic(1)	$0.16	$0.23	$1.12	$0.83	$0.62	$0.52	$0.44

Diluted(1)	$0.16	$0.23	$1.11	$0.83	$0.62	$0.52	$0.44

Cash dividends declared per common share(1)	$0.06	$0.05	$0.22	$0.17	$0.13	$0.11	$0.08

Performance ratios
Return on average assets(2)	0.70%	1.13%	1.22%	1.22%	1.17%	1.27%	1.42%
Return on average common stockholders’ equity(2)	11.87	27.67	25.39	27.49	24.75	24.57	24.42
Efficiency ratio	34.73	39.72	39.15	41.97	47.14	47.18	49.31
Operating expenses to total end-of-period assets	0.86	0.99	0.90	1.02	1.25	1.59	1.68
Net yield on interest-earning assets(3)	2.46	2.36	2.35	2.63	2.75	3.48	3.84

Selected consolidated financial and other data

	As of or for the
	three months ended
	March 31,		As of or for the years ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Capital ratios
Total capital to risk-weighted assets	13.44%	11.90%	13.83%	12.65%	11.73%	13.22%	11.74%
Tier I capital to risk-weighted assets	12.50	10.90	12.93	11.64	10.65	12.12	10.61
Tier I capital to total average assets	7.09	6.19	7.21	7.17	6.02	6.68	6.37
Equity-to-assets ratio	6.90	6.19	6.90	6.29	6.21	6.46	6.35
Asset quality ratios
Non-performing assets to total assets at the end of the period	0.33%	0.28%	0.28%	0.29%	0.28%	0.27%	0.45%
Non-performing loans to total loans at the end of the period	0.64	0.53	0.51	0.49	0.43	0.37	0.57
Loan loss allowance to total non- performing loans at the end of the period	200.49	263.60	242.80	271.83	298.53	344.76	203.03
Net charge-offs to average loans outstanding	0.19	0.09	0.19	0.23	0.19	0.35	0.32

(1)	Adjusted to reflect three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

(2)	The return on average assets is computed by dividing net income by average total assets for the period. The return on average common stockholders’ equity is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. Both ratios have been computed using beginning and period-end balances.

(3)	Equal to net interest income (annualized for the three month periods ended March 31, 2003 and 2002) divided by average interest- earning assets.

________________________________________________________________________________
Description of Series F preferred stock

GENERAL

The following summarizes the material terms and provisions of the Series F preferred stock, and is qualified in its entirety by reference to the terms and provisions of the company’s Certificate of Incorporation, as amended by a Certificate of Corporate Resolution relating to the Series F preferred stock, the terms of which are incorporated by reference in this prospectus supplement. See “Description of Capital Stock.”

The Series F preferred stock constitutes an authorized series of the company’s preferred stock. The company’s preferred stock may be issued from time to time in one or more series with the rights, preferences and limitations as are determined by the company’s board of directors. The board of directors has authorized the company to issue the Series F preferred stock, with the designations, dividend rights, redemption and other provisions described generally below.

When issued, the Series F preferred stock will be validly issued, fully paid and non-assessable. The holders of the Series F preferred stock will have no preemptive rights with respect to any shares of the capital stock of the company or any other securities of the company convertible into or carrying rights or options to purchase any capital stock. The Series F preferred stock will not be subject to any sinking fund or other obligation of the company for their repurchase or retirement.

The company’s transfer agent, The Bank of New York, will act as transfer agent, registrar and dividend disbursement agent for the Series F preferred stock.

DIVIDENDS

Holders of Series F preferred stock will be entitled to receive when, as and if declared by the board of directors of the company out of assets of the company legally available for distributions, noncumulative cash dividends accruing from the date of issuance at the annual rate per share of 6.70% of the $25.00 liquidation preference (equivalent to $1.675 per share per annum). If declared, dividends will be payable in arrears on the 15th day of each month (each monthly period ending on any 15th day being referred to as a “dividend period”) at the annual rate, commencing on July 15, 2003. Dividends in each dividend period will accrue from the first day of the period, whether or not declared or paid for in the prior dividend period (except that the first dividends payable after the date of issuance shall accrue from the date of issuance). Each declared dividend will be payable to holders of record as they appear at the close of business on the stock register of the company on the record dates, not exceeding 45 days preceding the payment dates, as will be fixed by the board of directors of the company. Dividends (1) for any period other than a full dividend period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months and (2) for each full dividend period, shall be computed by dividing the annual dividend rate by 12.

The right of holders of Series F preferred stock to receive dividends is noncumulative. Accordingly, if the board of directors fails to declare a dividend for a dividend period, then holders of the Series F preferred stock will have no right to receive a dividend for that period, and the company will have no obligation to pay a dividend for that period, or to pay any interest on a dividend, whether or not dividends are declared and paid for any future period with respect to either the Series F preferred stock or the common stock.

If all dividends due and payable for each of the 12 previous monthly dividend periods (or the fewer number of dividend periods as there actually are) have not been declared and paid, or declared and a sum sufficient for their payment has not been set apart for their payment, or the company has defaulted on the payment of the redemption price of any Series F preferred stock called for redemption, no dividends will be declared or paid or set aside for payment and no other distribution will be declared or made or set aside

Description of Series F preferred stock

for payment upon the common stock or any other capital stock of the company ranking junior to the Series F preferred stock as to dividends or amounts upon liquidation, nor will any common stock or any other capital stock of the company ranking junior to the Series F preferred stock as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any junior stock) by the company (except by conversion into or exchange for other capital stock of the company ranking junior to the Series F preferred stock as to dividends and amounts upon liquidation).

When dividends upon the Series F preferred stock or any one or more series of the company’s preferred stock ranking on a parity with the Series F preferred stock as to dividends or the distribution of assets upon liquidation, also referred to as parity stock, are not paid in full (or a sum sufficient for the full payment is not set apart), all dividends declared upon the Series F preferred stock and any parity stock shall be declared pro rata so that the amount of dividends on the Series F preferred stock and dividends upon the other series of capital stock will, in all cases, bear to each other the same ratio that full dividends on the Series F preferred stock, for the then-current dividend period (which will not include any accumulation in respect of unpaid dividends for prior dividend periods), and full dividends, including required or permitted accumulations, if any, on the parity stock, bear to each other. Subject to any applicable laws and regulations, each dividend payment will be made by U.S. Dollar check drawn on a bank in New York, New York or San Juan, Puerto Rico and mailed to the record holder at the holder’s address as it appears on the register for the Series F preferred stock.

For a discussion of the tax treatment of distributions to stockholders, see “Taxation,” “Puerto Rico Taxation,” and “United States Taxation,” and for a discussion of certain potential regulatory limitations on the company’s ability to pay dividends, see “Risk factors  — Applicable laws restrict our ability to pay dividends.”

VOTING RIGHTS

Except as expressly required by applicable law, or except as indicated below, the holders of the Series F preferred stock will not be entitled to receive notice of, or attend or vote at, any meeting of the stockholders of the company.

If at the time of any annual meeting of the company’s stockholders for the election of directors, the company has failed to pay or declare and set aside for payment a monthly dividend on the Series F preferred stock for each of the 18 preceding monthly dividend periods, the number of directors then constituting the board of directors of the company will be increased by one (if not already increased by one due to a default in preference dividends), and at the annual meeting the holders of the Series F preferred stock, along with the holders of any other series of the company’s preferred stock which may have voting rights due to the company’s failure to pay dividends, will be entitled to elect an additional director to serve on the company’s board of directors. The director elected by the holders of the Series F preferred stock and any other series of the company’s preferred stock shall continue to serve as director until the earlier of (1) the full term for which he or she has been elected, or (2) the payment of 12 consecutive monthly dividends on the Series F preferred stock.

Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series F preferred stock and of the shares of any parity stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of Series F preferred stock and any other series of parity stock will vote together as a single class without regard to series, will be necessary for authorizing, effecting or validating any variation or abrogation of the powers, preferences, rights, privileges, qualifications, limitations and restrictions of the Series F preferred stock or any other series of parity stock by way of amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation of the company, or of any amendment or supplement, or

Description of Series F preferred stock

otherwise (including any certificate of amendment or any similar document relating to any series of the company’s preferred stock). Notwithstanding the foregoing, the company may, without the consent or sanction of the holders of Series F preferred stock, authorize or issue shares of the company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, on a parity with or junior to the Series F preferred stock.

Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series F preferred stock and of the shares of any parity stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of Series F preferred stock and any other series of parity stock will vote together as a single class without regard to series, will be necessary to create, authorize or issue, or reclassify any authorized stock of the company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the company ranking prior to both the Series F preferred stock and any other series of parity stock. Subject to the foregoing, the company’s Certificate of Incorporation may be amended to increase the number of authorized shares of the company’s preferred stock without the vote of the holders of the company’s preferred stock, including the Series F preferred stock.

No vote of the holders of the Series F preferred stock and any other series of parity stock will be required for the company to redeem or purchase and cancel the Series F preferred stock in accordance with the Certificate of Incorporation.

NO MATURITY DATE OR MANDATORY REDEMPTION

The Series F preferred stock will not mature on a specified date and is not subject to any mandatory redemption, sinking fund or similar obligation. Holders will have no right to require the company to repurchase or redeem any shares of Series F preferred stock.

NO CONVERSION OR EXCHANGE RIGHTS

The Series F preferred stock will not be convertible into or exchangeable for any of our other securities.

OPTIONAL REDEMPTION

The Series F preferred stock will be redeemable, in whole or in part, after May 30, 2008, at the option of the company, at any time or from time to time on not less than 30 nor more than 60 days’ notice by mail, at the following redemption prices, if redeemed during the 12-month period beginning May 30 of the years indicated below, plus the accrued and unpaid dividends, if any, for the then-current dividend period to the date of redemption:

Redemption
Year	price

2008	$25.50
2009	25.25
2010 and thereafter	25.00

If less than all of the outstanding shares of the Series F preferred stock are to be redeemed at the option of the company, the total number of shares to be redeemed in the redemption shall be determined by the board of directors and the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors or by another method as the board of directors may approve and deem fair and appropriate, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series F preferred stock may at the

Description of Series F preferred stock

time be listed or eligible for quotation; provided that, the shares of a holder must be redeemable in full unless the company obtains a ruling from the Puerto Rico Treasury Department or an opinion from reputable counsel knowledgeable in Puerto Rico income tax matters to the effect that the redemption in part of the holder’s shares is not equivalent to a dividend under Puerto Rico law.

Notice of any redemption will be given by first class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the date fixed for redemption to each holder of record of the Series F preferred stock to be redeemed, at the respective addresses appearing on the stock register of the company. Notice so mailed will be conclusively presumed to have been duly given whether or not actually received, and failure to duly give notice by mail, or any defect in notice, to the holders of any shares designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Series F preferred stock. Such notice shall state: (1) the date fixed for redemption, or the redemption date; (2) the redemption price; (3) the number of shares of Series F preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of the shares to be so redeemed from the holder; (4) the place where certificates for the shares are to be surrendered for payment of the redemption price; and (5) that after the date fixed for redemption the shares to be redeemed will not accrue dividends. If the notice is mailed, and if on or before the date fixed for redemption funds sufficient to redeem the shares called for redemption are set aside by the company in trust for the account of the holders of the shares to be redeemed, notwithstanding the fact that any certificate for shares called for redemption will not have been surrendered for cancellation, on and after the redemption date the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, dividends thereon shall cease to accrue, and all rights of the holders of those shares as stockholders of the company shall cease, except the right to receive the redemption price, without interest, upon surrender of the certificate representing those shares. Upon surrender in accordance with the notice of the certificate for any shares so redeemed (duly endorsed or accompanied by appropriate instruments of transfer, if so required by the company in the notice), the holders of record of those shares shall be entitled to receive the redemption price, without interest. In case fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder.

At its option, the company may, on or prior to the redemption date, irrevocably deposit the aggregate amount payable upon redemption of the shares of the Series F preferred stock to be redeemed with a bank or trust company designated by the company having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which the company at that time maintains a transfer agent with respect to its capital stock, and having a combined capital surplus (as shown by its latest published statement) of at least $50,000,000, also referred to as the depository, to be held in trust by the depository for payment to the holders of the Series F preferred stock to be redeemed. If a deposit is made and the funds so deposited are made immediately available to the holders of the Series F preferred stock to be redeemed, the company will be released and discharged (subject to the provisions described in the next paragraph) from any obligation to make payment of the amount payable upon redemption of the Series F preferred stock to be redeemed, and the holders of the shares shall look only to the depository for payment.

Any funds remaining unclaimed at the end of two years from and after the redemption date in respect of which funds were deposited, shall be returned to the company, and the holders of the Series F preferred stock called for redemption with respect to which the funds were deposited must look only to the company for the payment of the redemption price. Any interest accrued on any funds deposited with the depository will belong to the company and will be paid to it from time to time on demand.

Any of the Series F preferred stock which is at any time redeemed will, after the redemption, have the status of authorized but unissued preferred shares, without designation as to series, until the shares are once more designated as part of a particular series by the board of directors.

Description of Series F preferred stock

The redemption of the Series F preferred stock is subject to the prior approval of the Federal Reserve Board.

RIGHTS UPON LIQUIDATION

In the event of any voluntary or involuntary liquidation of the company, the holders of the Series F preferred stock at the time outstanding will be entitled to receive out of assets of the company available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Series F preferred stock upon liquidation, liquidating distributions in the amount of $25.00 per share of Series F preferred stock, plus the accrued and unpaid dividends, if any, for the then-current dividend period to the date of liquidation.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series F preferred stock will have no right or claim to any of the remaining assets of the company. If, upon any voluntary or involuntary liquidation, the available assets of the company are insufficient to pay the amount of the liquidation distributions on all outstanding Series F preferred stock and the corresponding amounts payable on all shares of parity stock, then the holders of the Series F preferred stock and the other classes or series of parity stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

The consolidation or merger of the company with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the company, will not be deemed to constitute a liquidation of the company.

RANK

The Series F preferred stock will, with respect to dividend rights and rights on liquidation, rank (1) senior to all classes of common stock and to all other equity securities issued by the company, the terms of which specifically provide that the equity securities will rank junior to the Series F preferred stock (or to all series of the company’s preferred stock in general); (2) on a parity with all parity stock (or to all series of the company’s preferred stock in general); and (3) junior to all equity securities issued by the company, the terms of which specifically provide that the equity securities will rank senior to the Series F preferred stock. For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

The company may not issue shares ranking, as to dividend rights or rights on liquidation, senior to the Series F preferred stock except with the consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series F preferred stock and any series of parity stock at the time outstanding. See “Voting Rights” on page S-15.

MARKET FOR SERIES F PREFERRED STOCK

Prior to this offering there has not been an established public market for the Series F preferred stock. The company expects to list the Series F preferred stock on the Nasdaq Stock Market. An active or any trading market may not develop or be maintained. If fewer than two market makers make a market in the Series F preferred stock, trading of the Series F preferred stock on the Nasdaq Stock Market will be stopped, which could result in illiquidity of the Series F preferred stock. In addition to factors related to the company and the Series F preferred stock, the market price of the Series F preferred stock will be determined by such factors as relative demand for and supply of the Series F preferred stock in the market, general market and economic conditions and other factors beyond the control of the company. The company cannot predict at what price the Series F preferred stock will trade, and the price may be less than its liquidation value at any point in time.

________________________________________________________________________________
Description of capital stock

The following summary of the terms of our capital stock does not purport to be complete and is subject in all respects to the applicable provisions of the laws of Puerto Rico and the company’s Certificate of Incorporation and By-Laws.

COMMON STOCK

General

We are authorized to issue 300,000,000 shares of common stock. As of March 31, 2003, there were 68,370,436 shares of common stock issued and outstanding.

Dividends

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for distribution.

Voting rights

The holders of common stock are entitled to one vote per share.

Rights upon liquidation

In the event of the liquidation of the company, whether voluntary or involuntary, and after the payment of all debts and liabilities, and after there have been paid or set aside for the holders of all shares of preferred stock and other securities which may be senior to the common stock, the full preferential amounts to which the holders are entitled, the holders of common stock will be entitled to share equally and ratably in any remaining assets.

PREFERRED STOCK

We are currently authorized to issue 20,000,000 shares of preferred stock, $1.00 par value per share. As of March 31, 2003: 1,200,830 shares designated 7.125% Non-Cumulative Convertible Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 2,208,000 shares designated 7.60% Noncumulative Monthly Income Preferred Stock, 2001 Series C, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 1,791,999 shares designated 7.40% Noncumulative Monthly Income Preferred Stock, 2001 Series D, par value $1.00 per share (liquidation preference $25 per share), were outstanding; and 1,725,000 shares designated 6.875% Noncumulative Monthly Income Preferred Stock, 2002 Series E, par value $1.00 per share (liquidation preference $25 per share), were outstanding.

Subject to limitations prescribed by Puerto Rico law and our Certificate of Incorporation, the board of directors or, if then constituted, a duly authorized committee thereof, without stockholder approval, is authorized to issue, from the authorized but unissued shares of our preferred stock, preferred shares in such series as the board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of the board of directors.

Description of capital stock

The Series F preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and non-assessable.

Either the Certificate of Incorporation or a Certificate of Corporate Resolution relating to each series of the company’s preferred stock will set forth the preferences and other terms of such series, including without limitation the following: (1) the title and stated value of the series; (2) the number of shares of such series offered and the liquidation preference per share of the series; (3) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the series; (4) whether the series of the company’s preferred stock is cumulative or not and, if cumulative, the date from which dividends on such series shall accumulate; (5) the provision for a sinking fund, if any, for the series; (6) the provision for redemption, if applicable, of the series; (7) the relative ranking and preferences of the series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; (8) any limitations on issuance of any series of the company’s preferred stock ranking senior to or on a parity with the series of the company’s preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; (9) any other specific terms, preferences, rights, limitations or restrictions of the series; and (10) any voting rights of the series.

________________________________________________________________________________
Taxation

This section is not to be construed as a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisers with specific reference to their own tax situations, including the application and effect of other tax laws and any possible changes in the tax laws after the date of this prospectus supplement.

GENERAL

The following discussion is a summary of the material Puerto Rico and U.S. federal tax considerations that may be relevant to prospective investors in the shares of the Series F preferred stock. The discussion in connection with the Puerto Rico tax considerations is based on the current provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the “Puerto Rico Code”) and the regulations promulgated or applicable thereunder (the “Puerto Rico Code Regulations”), the Puerto Rico Municipal Property Tax Act of 1991, as amended (the “MPTA”) and the regulations promulgated thereunder, and the Municipal License Tax Act, as amended (the “MLTA”) and the regulations promulgated thereunder. The U.S. federal tax discussion is based on the current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder (the “Code Regulations”).

This discussion assumes that investors in the Series F preferred stock will be (1) individuals who are bona fide residents of Puerto Rico during the entire taxable year for purposes of section 933 of the Code (the “Puerto Rico Individuals”), or (2) corporations and partnerships organized under the laws of the Commonwealth of Puerto Rico or a jurisdiction other than the U.S., a State of the U.S. or the District of Columbia that are engaged in a trade or business in Puerto Rico during the taxable year, excluding corporations and partnerships having in effect an election and qualifying as corporations of individuals or special partnerships under the Puerto Rico Code or subject to any other special tax regime under the Puerto Rico Code or the Code (the “Puerto Rico Persons,” and jointly with the Puerto Rico Individuals, the “Puerto Rico Investors”). This discussion addresses only Series F preferred stock held by initial purchasers as a capital asset within the meaning of section 1221 of the Code and does not purport to deal with all aspects of Puerto Rico and U.S. federal taxation that may be relevant to the Puerto Rico Investors including investors subject to special treatment under the Puerto Rico Code or the Code (for example banks, insurance companies or tax-exempt organizations) or who own actually or constructively 10% or more of the company’s voting stock. Unless otherwise noted, the references in this discussion to Puerto Rico regular income tax refer to the graduated tax rates up to a maximum of 33% or 39% generally imposed by the Puerto Rico Code upon individuals or corporations and partnerships, respectively, and exclude the alternative minimum tax imposed by the Puerto Rico Code.

The statements that follow are based on the existing provisions of such statutes and regulations, judicial decisions and administrative pronouncements, all of which are subject to change (even with retroactive effect). The statements herein have been opined on by AXTMAYER, PSC, counsel to the underwriters. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on the Treasury Department of Puerto Rico (the “Treasury Department”), the Municipal Revenue Collection Center, any other agency or municipality of the Commonwealth of Puerto Rico, the United States Internal Revenue Service (the “IRS”) or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

Taxation

PUERTO RICO TAXATION

Income taxes

Distributions on the Series F preferred stock

Distributions by the company with respect to the Series F preferred stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the company has either current or accumulated earnings and profits for purposes of the Puerto Rico Code at the end of the taxable year of the company during which the distributions are made and that are equal to or exceed such distributions. To the extent that the amount of the distributions made on the Series F preferred stock exceed the company’s current and accumulated earnings and profits, such excess will be treated as a non-taxable return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the Series F preferred stock in the hands of the holder. The amount of any such distribution that exceeds the adjusted basis of the Series F preferred stock in the hands of the holder will be treated as a gain from the sale or exchange of such stock, taxable in the manner described below.

Puerto Rico Individuals

Dividend distributions made by the company on the Series F preferred stock to Puerto Rico Individuals will be subject to a 10% Puerto Rico income tax (the “10% Puerto Rico Tax”). The 10% Puerto Rico Tax must be withheld at source by the company and deposited with the Treasury Department from each dividend distribution. The Puerto Rico Individuals may elect not to be subject to the 10% Puerto Rico Tax and, therefore, not subject to the described withholding at source (the “Election”). However, if the Election is made, the dividend distributions to such individuals will be subject to the regular income tax imposed by the Puerto Rico Code to such individuals.

For the Election to be effective during a taxable year, the company must be notified in writing prior to the first distribution made by the company during such taxable year. The Election can be made on a yearly basis, and it must include (1) the name and address of the electing Puerto Rico Individual, (2) his or her taxpayer identification number, (3) a statement authorizing the company to abstain from withholding the 10% Puerto Rico Tax, (4) the name of the withholding agent, (5) the date of the distribution(s) with respect to which the election is made, (6) the date on which the election is made, and (7) the signature of the Puerto Rico Individual. Once an Election is made, such election is final with respect to all distributions during such taxable year to the electing stockholder.

Absent an Election, the company will withhold the 10% Puerto Rico Tax on dividend distributions on the Series F preferred stock made to Puerto Rico Individuals. Upon filing his or her Puerto Rico income tax return, a Puerto Rico Individual who did not make an Election will have the option to include the dividends as ordinary income subject to the regular income tax imposed by the Puerto Rico Code on such individual. If such option to include the dividends as ordinary income is made, the 10% Puerto Rico Tax withheld by the company will be allowed as a credit against the Puerto Rico Individual’s Puerto Rico income tax liability for the particular taxable year.

Puerto Rico Persons

Puerto Rico Persons receiving dividend distributions from the company on the Series F preferred stock may deduct 85% of such dividends received during the taxable year (the “Dividend Received Deduction”). The Dividend Received Deduction may not exceed 85% of a Puerto Rico Person’s net taxable income for such taxable year. The remaining 15% of such dividends will be subject to the regular income tax and the alternative minimum tax applicable to Puerto Rico Persons under the Puerto Rico Code. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, the

Taxation

maximum effective income tax rate on such dividends to Puerto Rico Persons will be 5.85% after accounting for the Dividend Received Deduction.

Dividends on shares of Series F preferred stock will constitute income from sources within Puerto Rico and therefore be treated as effectively connected income in the hands of Puerto Rico Persons that are foreign corporations or partnerships.

Gain from the sale, exchange or other disposition of the Series F preferred stock

Gains from the sale, exchange or other disposition of shares of the Series F preferred stock (1) which have been held by Puerto Rico Individuals or Puerto Rico Persons for more than six months, (2) which constituted capital assets in the hands of such investors, and (3) which, in the case of Puerto Rico Persons that are not organized in Puerto Rico, constitute Puerto Rico income effectively connected with such person’s Puerto Rico trade or business, are subject to a maximum 10% Puerto Rico capital gains tax or 12.5% Puerto Rico alternative capital gains tax, respectively. Losses from the sale, exchange or other disposition of shares of the Series F preferred stock which constituted capital assets in the hands of investors are deductible only to the extent of gains from the sale, exchange or other disposition of capital assets, except that Puerto Rico Individuals may deduct up to $1,000 of such losses from ordinary income. Losses incurred in a taxable year in excess of the $1,000 limitation may be carried over the next five taxable years as a short term capital loss.

Puerto Rico Persons that are foreign corporations or partnerships will be subject to income tax under the Puerto Rico Code with respect to any gain realized from the sale or exchange of the Series F preferred stock if such gain is effectively connected with a Puerto Rico trade or business of such investor, as determined under the Puerto Rico Code. Under the Puerto Rico Code, all income from sources within Puerto Rico is treated as effectively connected income.

Redemption of the Series F preferred stock

Under the provisions of the Puerto Rico Code, a redemption of shares of stock is generally treated as a sale or exchange of such shares.

However, the partial or total redemption of shares of the Series F preferred stock which is essentially equivalent to a dividend will be treated as a distribution taxable as a dividend to the extent of the company’s current and accumulated earnings and profits at the end of the taxable year during which the redemption is effected. Under these circumstances, all of the cash received in exchange for shares of Series F preferred stock may be subject to the Puerto Rico income tax applicable to dividend distributions by the company, and the recovery of the Puerto Rico Investors’ basis on the shares of the Series F preferred stock at that time would not be allowed.

The Puerto Rico Code Regulations provide that (i) a complete redemption of shares of the Series F preferred stock held by a Puerto Rico Investor may not be treated as essentially equivalent to a dividend, so long as the Puerto Rico Investor ceases to have an interest in the affairs of the company, and (ii) pro-rata redemptions are generally treated as essentially equivalent to a dividend. However, neither the Puerto Rico Code nor the Puerto Rico Code Regulations set forth guidelines to determine which other redemptions are not essentially equivalent to a dividend. In the absence of additional guidelines, the Treasury Department may follow the principles established under the Code, the Code Regulations, and the rulings and other administrative pronouncements of the IRS. In such circumstances, the Treasury Department has generally followed such U.S. federal income tax principles for Puerto Rico income tax purposes. However, Puerto Rico Investors should be aware that the Treasury Department is not bound to adopt such principles and is free to adopt any other rule it deems appropriate.

Taxation

Puerto Rico Persons that are foreign corporations or partnerships will be subject to income tax under the Puerto Rico Code with respect to any gain realized from a redemption of the Series F preferred stock that is treated as a sale or exchange of such stock if such gain is effectively connected with a Puerto Rico trade or business as determined under the Puerto Rico Code. Under the Puerto Rico Code, all income from sources within Puerto Rico is treated as effectively connected income. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, prospective stockholders that are foreign corporations or partnerships should be aware that gain realized from a redemption of the Series F preferred stock may be treated as effectively connected income and subject to income tax accordingly.

Municipal license taxes

Distributions by the company to Puerto Rico Persons will be subject to a municipal license tax of up to 1.5% in the case of investors engaged in a financial business, and of up to 0.5% in the case of investors engaged in a non-financial business. Puerto Rico Individuals will not be subject to municipal license tax on distributions by the company.

Property taxes

Under the provisions of the MPTA, shares of the Series F preferred stock are exempt from Puerto Rico personal property taxes in the hands of the Puerto Rico Investors.

Estate and gift taxes

Since the company is a corporation organized under the laws of the Commonwealth of Puerto Rico, the shares of the Series F preferred stock constitute property located within Puerto Rico for Puerto Rico estate and gift tax purposes. Accordingly, shares of the Series F preferred stock will not be subject to Puerto Rico estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of birth or residence in Puerto Rico and was a resident of Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

UNITED STATES TAXATION

Income taxes

Source of dividend distributions

The following discussion regarding the U.S. federal income taxation of dividend distributions made by the company on the Series F preferred stock assumes that such dividends constitute Puerto Rico source income for purposes of the Code. Distributions on the Series F preferred stock will generally be treated as dividends to the extent such distributions do not exceed the company’s current and accumulated earnings and profits.

Generally, dividend distributions made by a corporation organized under the laws of the Commonwealth of Puerto Rico, such as the company, are considered to be entirely from sources within Puerto Rico for purposes of the Code, unless 25% or more of the Puerto Rico corporation’s gross income for the three taxable years preceding the taxable year of declaration of the dividends (the “3-Year Statutory Period”) is effectively connected (or, subject to certain exceptions, treated as effectively connected) with the conduct of a trade or business within the U.S. (“ECI-US”). If 25% or more of the Puerto Rico corporation’s gross income for the 3-Year Statutory Period is ECI-US, then the dividend distributions will constitute income from sources within the United States in the same ratio as the Puerto Rico corporation’s ECI-US for the 3-Year Statutory Period bears to its total gross income for such period. During the three taxable years immediately preceding this prospectus supplement, the company has represented that it was not engaged in the conduct of a trade or business within the U.S. and did not derive income treated as ECI-US. Accordingly, dividend distributions made by the company on the Series F preferred stock during 2001 will constitute income within Puerto Rico. Dividends paid by the company in future years will be income from

Taxation

sources within Puerto Rico, provided that less than 25% of its gross income for the applicable 3-Year Statutory Period is ECI-US.

Puerto Rico Individuals

Subject to the application of the “passive foreign investment company” rules discussed below, the Puerto Rico Individuals are not subject to U.S. federal income tax on income from sources within Puerto Rico (except for amounts received for services performed as an employee of the United States or an agency thereof). Accordingly, so long as the dividend distributions made by the company on the shares of the Series F preferred stock constitute income from sources within Puerto Rico under the provisions of the Code summarized above, Puerto Rico Individuals will not be subject to U.S. federal income tax on such dividends. Generally, such individuals will not be allowed a U.S. tax deduction from or U.S. tax credit against gross income for any amount allocable or chargeable to dividends received from the company that are exempt from U.S. federal income tax.

Puerto Rico Persons, Foreign Corporate Investors and Partnership Investors

Under the Code, foreign corporations not engaged in a U.S. trade or business are not subject to U.S. federal income tax on amounts derived from sources outside the U.S. Puerto Rico Persons that are corporations or business entities treated as corporations under the Code, including those that have elected to be so treated (the “Foreign Corporate Investors”), will be treated as foreign corporations under the Code. So long as dividend distributions made by the company on the Series F preferred stock have a Puerto Rico source rather than a U.S. source under the rules discussed above, Foreign Corporate Investors not engaged in a U.S. trade or business will not be subject to U.S. federal income tax on dividends received from the company. However, such dividend distributions made to a Foreign Corporate Investor engaged in a U.S. trade or business will be subject to U.S. federal income tax if such dividends are effectively connected with its U.S. trade or business.

Under the Code, partnerships and entities treated as such under Treasury Regulation Section 301.7701-1 are not subject to U.S. federal income tax, and their income is allocated to their partners. Accordingly, for U.S. federal income tax purposes, dividend distributions made by the company on the Series F preferred stock to Puerto Rico Persons which are, or have elected to be, treated as partnerships under the Code (the “Partnership Investors”), will be allocated to the partners of such Partnership Investors. In the event that any of the partners of the Partnership Investors are Puerto Rico Individuals, the Puerto Rico source dividend distributions made by the company on the Series F preferred stock that are allocated to such Puerto Rico Individuals will generally be subject to the U.S. federal income tax treatment applicable to such individuals, discussed above. Additionally, if any of such partners are Foreign Corporate Investors, such dividend distributions made by the company on the Series F preferred stock that are allocated to such investors will generally be subject to the U.S. federal income tax treatment applicable to them, discussed above. However, pursuant to the provisions of the Code, Foreign Corporate Investors that are partners in a partnership engaged in a U.S. trade or business will also be deemed to be engaged in a U.S. trade or business; thus, the U.S. federal income tax treatment of such partners may differ from the treatment stated above. Accordingly, such prospective investors should consult their own tax advisers concerning the potential U.S. tax consequences of investing in Series F preferred stock.

Gain from the sale, exchange or other disposition of the Series F preferred stock

Gain, if any, from the sale, exchange or other disposition of shares of the Series F preferred stock by a Puerto Rico Individual with a tax home in Puerto Rico is generally treated as Puerto Rico source income not subject to U.S. federal income tax, if the Puerto Rico Individual pays Puerto Rico income tax at an effective rate of at least 10% on such gain (the “10% Tax”). Because such gain is generally subject to tax by Puerto Rico at a 10% capital gains rate applicable to Puerto Rico Individuals under the Puerto Rico

Taxation

Code, it will generally be treated as Puerto Rico source income not subject to U.S. federal income tax to such investors. Moreover, a Puerto Rico Individual who is not subject to the 10% Tax on any such gain may nevertheless treat the gain as Puerto Rico source income not subject to U.S. federal income tax if the requirements of Notice 89-40 are met. Notice 89-40 was issued by the IRS pursuant to a provision of Section 865(j)(3) the Code that authorizes the Secretary of the Treasury to issue regulations making the 10% Tax requirement inapplicable to Puerto Rico Individuals. In Notice 89-40, the IRS announced that regulations would be issued that would provide that gain from the sale of stock by Puerto Rico Individuals for the entire taxable year of the sale would be Puerto Rico source income, and therefore, exempt from U.S. taxation, whether or not the individual paid the 10% Tax on the gain to Puerto Rico. Therefore, unless contrary authority is issued, Puerto Rico Individuals may treat the gain from the sale, exchange or other disposition of shares of the Series F preferred stock as Puerto Rico source income, regardless of whether the 10% Tax is paid on such gain.

Foreign Corporate Investors will be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of shares of the Series F preferred stock only if the gain is effectively connected to a U.S. trade or business carried on by such Foreign Corporate Investors.

Partners of a Partnership Investor generally will be subject to the same U.S. federal income tax upon gain, if any, from the sale, exchange or other disposition of shares of the Series F preferred stock held by such Partnership Investor as would apply if they held such shares directly. Thus, except as discussed below with respect to passive foreign investment companies’ Puerto Rico Individuals who are partners in a Partnership Investor should not be subject to U.S. federal income tax upon such gain. Partners who are Foreign Corporate Investors will not be subject to U.S. federal income tax upon such gain so long as the gain is not effectively connected to a U.S. trade or business conducted by such Foreign Corporate Investors. However, pursuant to the provisions of the Code, Foreign Corporate Investors that are partners in a partnership engaged in a U.S. trade or business will also be deemed to be engaged in a U.S. trade or business; thus, the U.S. federal income tax treatment of such partners may differ from the treatment stated above. Accordingly, such prospective investors should consult their own tax advisers concerning the potential U.S. tax consequences of investing in the Series F preferred stock.

Redemption of the Series F preferred stock

A redemption of shares of the Series F preferred stock for cash will be treated as a distribution that is taxable as a dividend to the extent of the company’s current or accumulated earnings and profits for purposes of the Code as of the end of its taxable year during which the redemption is effected, unless the redemption (1) is “not essentially equivalent to a dividend,” (2) is “substantially disproportionate” with respect to the shareholder, (3) results in a “complete termination” of the shareholder’s stock interest in the company, or (4) is to a noncorporate shareholder in “partial liquidation” of the company. In determining whether the redemption constitutes a dividend for U.S. federal income tax purposes, the shares of the Series F preferred stock constructively owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as the shares actually owned by the shareholder, must be taken into account. Generally, a redemption to a shareholder will not be essentially equivalent to a dividend if it results in a “meaningful reduction” in the shareholder’s percentage interest in the company. The IRS has published rulings that, together with the Code Regulations, support the proposition that a redemption of Series F preferred stock from a shareholder who does not actually or constructively own voting stock in the company will be treated as being “not essentially equivalent to a dividend.”

If a redemption of shares of the Series F preferred stock is taxable as a dividend, the holder will be subject to the dividend distribution rules previously discussed. In the event a redemption of shares of the Series F preferred stock is not taxable as a dividend for U.S. federal income tax purposes, gain or loss will result from the difference between the cash received in exchange for the shares of the Series F preferred stock and the Puerto Rico Investors’ basis in such shares. The gain, if any, from such redemption will be subject

Taxation

to the U.S. federal income tax treatment previously discussed with respect to gain from the sale, exchange or other disposition of shares of the Series F preferred stock.

Passive foreign investment company status

The Code provides special rules regarding certain distributions received by United States persons as defined in section 7701(a)(30) of the Code (including Puerto Rico Individuals), with respect to, and sales and other dispositions (including pledges) of, stock of a “passive foreign investment company” (“PFIC”). A foreign corporation for U.S. federal income tax purposes will be treated as a PFIC if 75% or more of its gross income is “passive income” or if the average percentage of its assets (by value) that produce, or are held for the production of, “passive income” is at least 50%. For these purposes, the company is a foreign corporation and for purposes of determining whether it is a PFIC it is treated as owning the assets and receiving the income of any corporation in which it owns at least 25% (by value) of its stock. Pursuant to section 1297(b)(2) of the Code and proposed U.S. Treasury Regulations issued by the IRS, “passive income” generally does not include income derived in the active conduct of a banking business by a foreign bank. Furthermore, pursuant to Proposed U.S. Treasury Regulation Section 1.1291-1(f), Puerto Rican individuals who have been entitled to the benefits of Code section 933 for all taxable years during which they have held stock of a PFIC would not be subject to U.S. federal income tax on any portion of the amount they would have otherwise been required to include in gross income under the PFIC rules.

The company has determined that it was not a PFIC for the taxable year ended December 31, 2002, and it does not expect that it would meet the criteria to be considered a PFIC in the foreseeable future. Furthermore, even if the company is deemed to be a PFIC in the future, Puerto Rico Individuals who meet the requirement mentioned above will not be subject to the PFIC rules.

Estate and gift taxes

Under the provisions of the Code, the shares of Series F preferred stock will not be subject to U.S. estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of birth in or citizenship of Puerto Rico and was a resident of Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

________________________________________________________________________________

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement, the company has agreed to sell to the underwriters named below through their representative UBS PaineWebber Incorporated of Puerto Rico (the “Representative”), and the Representative has agreed to purchase from the company on behalf of such underwriters, the total number of shares set forth below. The nature of the underwriters’ obligation with respect to these shares requires them to take and pay for all of the shares if any are taken.

Number of
Underwriters	shares(1)

UBS PaineWebber Incorporated of Puerto Rico	2,071,600
BBVA Capital Markets of Puerto Rico, Inc.	294,400
Brean Murray & Co., Inc.	2,000
Popular Securities, Inc.	552,000
R-G Investments Corporation	160,000
Santander Securities Corporation	600,000

Total	3,680,000

(1)	Assumes no exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the Series F preferred stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement, and to certain selected dealers at the public offering price less a concession not to exceed $0.375 per share. After the offering to the public, the public offering price and the concession to selected dealers may be changed by the underwriters.

The company has granted the underwriters an option exercisable on their behalf by the Representative for 30 days from the date of this prospectus supplement, to purchase up to 552,000 additional shares of Series F preferred stock at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus supplement. The Representative may exercise such option only to cover over-allotments made in connection with the sale of the shares of Series F preferred stock offered by this prospectus supplement.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company as well as the proceeds received by the company from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 552,000 shares.

			Total,
			assuming full
			exercise of
			over-allotment
	Per share	Total	option

Public offering price	$25.0000	$92,000,000	$105,800,000
Underwriting discounts	0.7875	2,898,000	3,332,700

Proceeds, before expenses, to the company	$24.2125	$89,102,000	$102,467,300

In connection with this offering, the underwriters may engage in passive market making transactions on the Nasdaq Stock Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the Series F preferred stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the Series F preferred stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

Underwriting

Until the distribution of the Series F preferred stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series F preferred stock. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the Series F preferred stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series F preferred stock.

If the underwriters create a short position in the Series F preferred stock in connection with the offering or, for example, if the underwriters sell more shares of Series F preferred stock than are shown on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing shares of Series F preferred stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

The company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $275,000.

In connection with this offering, the company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

UBS PaineWebber Incorporated of Puerto Rico has from time to time been a customer of, engaged in transactions with and performed services for the company and its subsidiaries in the ordinary course of business. UBS PaineWebber Incorporated of Puerto Rico may continue to engage in these transactions with the company in the future.

Additional information

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 covering the Series F preferred stock being offered by this prospectus supplement. As permitted by SEC rules, this prospectus supplement omits certain information that is included in the registration statement and its exhibits. Since the prospectus supplement may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus supplement, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document that we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you may call
(212) 656-5060.

Our common stock is traded on the New York Stock Exchange under the symbol “WHI” and our Series B, Series C, Series D and Series E preferred stock are traded on the Nasdaq Stock Market under the symbols “WBPRO,” “WBPRN,” “WBPRM” and “WBPRL,” respectively. Our Series A preferred stock is traded on the Nasdaq Stock Market’s over-the-counter bulletin board under the symbol “WBPRP.OB.”

________________________________________________________________________________

Legal matters

The validity of the Series F preferred stock offered hereby will be passed upon for the company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by AXTMAYER, PSC, San Juan, Puerto Rico. Certain federal income tax matters described herein under “United States Taxation” will be passed on for the company by Hogan & Hartson L.L.P. Certain Puerto Rico income tax matters described herein under “Puerto Rico Taxation” will be passed upon for the underwriters by AXTMAYER, PSC.

Experts

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for derivative instruments effective January 1, 2001), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$300,000,000

Common Stock

($1.00 par value per share)
Preferred Stock
($1.00 par value per share)

       We may offer and sell from time to time in one or more offerings common stock, $1.00 par value per share, and one or more series of preferred stock, $1.00 par value per share, separately or together, with an aggregate offering price of up to $300,000,000 in amounts, at prices and on terms determined at the time of offering.

      This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

      You should carefully read this prospectus and any applicable prospectus supplement together with the information described under “Additional Information” and “Incorporation by Reference” in this prospectus before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of the securities.

      Our common stock is listed on the New York Stock Exchange under the symbol “WHI”. Our principal executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680, and our telephone number is
(787) 834-8000.

      None of the Securities and Exchange Commission, any Commonwealth of Puerto Rico securities or financial institutions commission or any other United States federal or state securities or banking agency has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      These securities are not savings accounts or deposits and are neither insured nor guaranteed by us or by the U.S. Government, the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Prospectus is May 21, 2003.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1

ADDITIONAL INFORMATION	1

INCORPORATION BY REFERENCE	1

FORWARD-LOOKING STATEMENTS	2

THE COMPANY	2

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	4

USE OF PROCEEDS	4

DESCRIPTION OF CAPITAL STOCK	5

Description of Common Stock	5

Description of Preferred Stock	5

PLAN OF DISTRIBUTION	7

LEGAL MATTERS	9

EXPERTS	9

      Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus or any applicable prospectus supplement. Neither the company nor the underwriters referred to in “Plan of Distribution” in this prospectus or any prospectus supplement have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus or any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement is complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or the date of any sale of these securities. In this prospectus, “W Holding,” the “company,” “we,” “us,” and “our” refer to W Holding Company, Inc. and “securities” refer to our common stock and preferred stock, separately or together.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or “SEC,” using a “shelf” registration process. Under the shelf process, we may sell common stock and one or more series of preferred stock, separately or together, in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the information described below under the headings “Additional Information” and “Incorporation By Reference.”

ADDITIONAL INFORMATION

      As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. These documents can be read at, or obtained from, the SEC, the SEC website or the New York Stock Exchange, as described below.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement of which this prospectus forms a part, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any document that we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you may call (212) 656-5060.

      Our common stock is traded on the New York Stock Exchange under the symbol “WHI” and our Series B, Series C, Series D and Series E preferred stock are traded on the Nasdaq Stock Market under the symbols “WBPRO”, “WBPRN”, “WBPRM” and “WBPRL”, respectively. Our Series A preferred stock is traded on the Nasdaq Stock Market’s over-the-counter bulletin board under the symbol “WBPRP.OB”.

INCORPORATION BY REFERENCE

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference in this prospectus the following documents that we have filed with the SEC (File No. 000-27377) under the Securities Exchange Act of 1934, or the “Exchange Act”:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed on March 31, 2003, and as amended May 13, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed on May 15, 2003; and

•	The description of our common stock set forth under the caption “Description of the Holding Company’s Capital Stock” in our Registration Statement on Form S-4, as amended (Reg. No. 333-76975)), including any amendment or report filed to update such description.

      We also incorporate by reference all documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and until all the securities being offered by this prospectus are sold.

      We will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into these documents. Requests for copies should be directed to the company, Attention: Freddy Maldonado, Chief Financial Officer and Vice President of Finance and Investment, 19 West McKinley Street, Mayagüez, Puerto Rico 00680. Telephone requests may be directed to Mr. Maldonado at (787) 834-8000.

FORWARD-LOOKING STATEMENTS

      Some information contained or incorporated by reference in this prospectus or any prospectus supplement constitutes “forward-looking statements.” Such information can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue,” or “believe” or the negatives or other variations of these terms or comparable terminology. We caution that the actual results, performance or achievements of the company may differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ materially from those assumed. Accordingly, there can be no assurance that any estimated results, projections, forecasts or estimates can be realized or that actual returns or results will not be materially different than those that may be estimated.

THE COMPANY

      The following summary highlights selected information regarding W Holding. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and any prospectus supplement, together with the other documents that are incorporated by reference into this prospectus and any prospectus supplement. In addition, you should carefully consider the factors set forth under the caption “Risk Factors” in the applicable prospectus supplement.

General

      We are a financial holding company offering a full range of financial services through our wholly owned subsidiaries, Westernbank Puerto Rico (“Westernbank”) and Westernbank Insurance Corp. Westernbank offers a full range of business and consumer financial services, including banking, trust and brokerage services. Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance.

      Westernbank was founded in 1958 as a savings institution operating in the western and southwestern regions of Puerto Rico, focusing on retail banking and emphasizing long-term, fixed-rate residential mortgage loans on one-to-four family residential properties. In 1994, Westernbank changed its charter to become a full-service commercial bank. In 1999, we became the bank holding company of Westernbank and in 2000, we registered as a financial holding company under the United States Bank Holding Company Act. As a financial holding company, we are permitted to engage in financial-related activities, including insurance and securities activities, provided that we meet certain regulatory standards.

      The company is the third largest public bank holding company in Puerto Rico, as measured by total assets as of March 31, 2003. Westernbank is also one of the fastest-growing commercial banks in Puerto Rico, increasing both total assets and loans at a compound annual growth rate of over 36.0% for the last five fiscal years.

      Originally operating primarily in the western and southwestern regions of Puerto Rico, we are focused on further expansion in the San Juan metropolitan area. Having opened 11 Westernbank branches in the San Juan metropolitan area since 1998, including 7 Expresso of Westernbank branches in July 2002, we believe that we are well-positioned to achieve this objective. In the first quarter of 2002, we acquired Westernbank World Plaza (formerly known as Hato Rey Tower), a 23-story office building that is the tallest in Puerto Rico’s main business district and now serves as Westernbank’s San Juan metropolitan area headquarters, a regional commercial lending office and the headquarters for the Westernbank Business Credit and Expresso of Westernbank divisions. In addition, we intend to build upon our existing platform and further expand our fee-based businesses, including insurance brokerage, trust services and securities brokerage.

      Our executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680, and our telephone number is (787) 834-8000.

Westernbank

      Westernbank is a Puerto Rico-chartered commercial bank operating through a network of 51 bank branches (including 19 Expresso of Westernbank branches opened in 2002) located throughout Puerto Rico, primarily in the western and southwestern regions of the island and in the San Juan metropolitan area, and a website on the Internet. In addition to commercial, retail and residential real estate banking, Westernbank operates four divisions: Westernbank Business Credit, which specializes in asset-based lending; Expresso of Westernbank, which specializes in small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000; Westernbank Trust Division, which offers a full array of trust services; and Westernbank International Division, which activities consist of commercial banking and related services and treasury and investment activities outside Puerto Rico.

      Westernbank’s commercial real estate and other loans are primarily variable and adjustable rate products. Commercial loan originations come from existing customers as well as through direct solicitation and referrals. Westernbank offers different types of consumer loans, including secured and unsecured products, in order to provide a full range of financial services to its retail customers. In addition, Westernbank offers VISA and Master Card accounts to its customers.

      Westernbank seeks to differentiate itself from other banks by focusing on customer relationships and personalized service, offering customers direct access to senior management. As part of this focus, Westernbank strives to make fast and effective decisions locally. Westernbank’s branches offer modern facilities with advanced technology and remain open to customers for longer hours compared to many other local banks, with a number of branches offering both Saturday and Sunday hours. In addition, Westernbank trains its employees to promote an effective and customer-focused sales culture.

Westernbank Business Credit Division

      Westernbank Business Credit manages Westernbank’s commercial asset-based loan portfolio, which consists of loans secured principally by accounts receivable, inventory and equipment. This division, which is one of the fastest growing areas of Westernbank, was established in connection with Westernbank’s June 2001 acquisition of the asset-based lending portfolio of the Puerto Rico branch of Congress Credit Corporation for $163.8 million.

Expresso of Westernbank Division

      Launched in July 2002, Expresso of Westernbank specializes in making small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000 through 19 full-service branches

(including 13 new branches and six re-designated branches). These branches are strategically located in order to attract customers that have traditionally been underserved by the Puerto Rico banking sector.

Westernbank Trust Division

      Established in 2001, Westernbank Trust offers a variety of Individual Retirement Accounts (IRAs) and manages 401(k) and Keogh retirement plans, custodian and corporate accounts.

Westernbank International Division

      Established in 1995, Westernbank International is our International Banking Entity (IBE) under Puerto Rico tax law. Under Puerto Rico tax law, an IBE can hold non-Puerto Rico assets, and earn interest on these assets, as well as generate fee income outside of Puerto Rico, on a tax-exempt basis. Westernbank does not otherwise conduct significant banking business outside of Puerto Rico.

Westernbank Insurance Corp.

      Established in 2001, Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance on which we earn commission income. Currently, most of the agency’s volume is derived from two areas — mortgage insurance on residential mortgage loans and “credit life” insurance for borrowers of personal loans. We intend to expand Westernbank Insurance Corp. in order to offer a broader line of insurance products to meet the needs of our customers.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998, our Series B preferred stock in May and June 1999, our Series C preferred stock in March 2001, our Series D preferred stock in August 2001 and our Series E preferred stock in October 2002. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends, as specified below, using two different assumptions — one excluding interest on deposits and the second including interest on deposits.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2003		2002		2001		2000		1999		1998

Consolidated ratio of earnings to fixed charges and preferred stock dividends:

Excluding interest on deposits	1.39	x	1.69	x	1.58	x	1.60	x	1.87	x	2.16	x

Including interest on deposits	1.20		1.36		1.25		1.22		1.30		1.39

      For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense that is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends (preferred stock dividends divided by 1 minus our effective income tax rate) on outstanding shares of the company’s preferred stock, as noted above.

USE OF PROCEEDS

      Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional growth in loans and investments.

DESCRIPTION OF CAPITAL STOCK

      The following summary of the terms of our common stock and our preferred stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the laws of Puerto Rico, our Certificate of Incorporation, By-laws and the Certificates of Corporate Resolution that fix the designation and any preferences, rights, privileges and restrictions of our series of preferred stock. We also refer you to the more complete description of our Capital Stock, which is incorporated by reference in this prospectus. See “Incorporated by Reference” beginning on page 1.

Description of Common Stock

      We are currently authorized to issue 300,000,000 shares of common stock, $1.00 par value per share. As of March 31, 2003, there were 68,370,436 shares issued and outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

      If the company is liquidated or dissolved or distributes all of its assets, and after the preferential rights of the holders of outstanding shares of preferred stock are satisfied, the holders of common stock will share ratably in the assets of the company legally available for distribution. The common stock:

•	is not redeemable;

•	is not convertible for other shares of our capital stock;

•	is not subject to a sinking fund; and

•	does not have any preemptive rights to subscribe for other shares issued by the company.

      The holders of common stock are entitled to receive dividends on an equal per share basis when, as and if declared by the board of directors out of funds legally available. The shares of common stock to be issued pursuant to a prospectus supplement will, when issued, be duly authorized, validly issued, fully paid and nonassessable and will, subject to official notice of issuance, be admitted to trading on the New York Stock Exchange. Our transfer agent, The Bank of New York, acts as transfer agent, registrar and dividend disbursement agent for the common stock.

      The holders of common stock may be adversely affected by future issuances of our preferred stock. Our board of directors, without stockholder approval, can issue preferred stock in the future with special rights or preferences superior to those of our common stock as to dividends, conversion rights, liquidation rights and voting rights. For example, our board of directors could designate a new class of preferred stock with a separate class right to approve a merger or sale of substantially all the assets of the company or other matters. Consequently, the issuance of preferred stock may have the effect of delaying or preventing a change in control of the company. You should carefully review the information set forth under “Description of Preferred Stock” below and the caption “Risk Factors” in the applicable supplements to this prospectus.

Description of Preferred Stock

      The following description is a general summary of the terms of the preferred stock that we may issue. The description below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation, By-laws and the applicable Certificate of Corporate Resolution that will determine the terms of the preferred stock.

General

      We are currently authorized to issue 20,000,000 shares of preferred stock, $1.00 par value per share. As of March 31, 2003: 1,200,830 shares designated 7.125% Non-Cumulative, Convertible Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 2,208,000 shares designated 7.60% Noncumulative Monthly Income Preferred Stock 2001 Series C, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 1,791,999 shares designated 7.40% Noncumulative Monthly Income Preferred Stock 2001 Series D, par value $1.00 per share (liquidation preference $25 per share), were outstanding; and 1,725,000 shares designated 6.875% Noncumulative Monthly Income Preferred Stock 2002 Series E, par value $1.00 per share (liquidation preference $25 per share), were outstanding.

      Subject to limitations prescribed by Puerto Rico law and our Certificate of Incorporation, the board of directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of our preferred stock, preferred shares in such series as the board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of the board of directors.

      The preferences, rights, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of corporate resolutions relating to such issues. You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

(1)	the title and stated value of the preferred stock being offered;

(2)	the number of shares of preferred stock being offered, their liquidation preference per share, if any, and their purchase price;

(3)	the dividend rate(s), period(s) and payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

(4)	whether dividends will be cumulative or non-cumulative;

(5)	the provisions for a sinking fund, if any, for the preferred stock being offered;

(6)	the provisions for redemption, if applicable, of the preferred stock being offered;

(7)	any listing of the preferred stock being offered on any securities exchange or market;

(8)	voting rights, if any, of the preferred stock being offered;

(9)	the relative ranking and preferences of the series as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets;

(10)	any limitations on issuance of any series of the company’s preferred stock ranking senior to or on parity with the series of the company’s preferred stock as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets; and

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

Rank

      The preferred stock will have, upon dissolution of the company, or upon any distribution of its assets, the rights as stated in the applicable prospectus supplement.

Dividends

      Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment to stockholders, dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution shall be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

Redemption

      The terms and conditions, if any, upon which the preferred stock will be subject to mandatory redemption or redemption at our option, either in whole or in part, will be described in the applicable prospectus supplement.

Voting Rights

      Holders of preferred stock will have voting rights as indicated in the applicable prospectus supplement; provided, however, that in no event shall any holder of any series of preferred stock be entitled to more than ten votes for each such share.

Transfer Agent and Registrar

      The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or to investors directly or through agents. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also, may from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

      Shares of common stock or preferred stock may also be sold in one or more of the following transactions:

(a)	block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker-dealer as principal and resale by the broker-dealers for its own account pursuant to a prospectus supplement;

(c)	a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange or Nasdaq Stock Market rules;

(d)	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; and

(e)	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

      Broker-dealers may also receive compensation from purchasers of the securities, which is not expected to exceed that customary in the types of transactions involved.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Any underwriter, dealer or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, or “Securities Act,” of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

      Underwriters, dealers, and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered pursuant to such prospectus supplement, if any are purchased. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

      In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

      The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriters may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

      Other than the common stock, which is listed on the New York Stock Exchange, each series of securities will be a new issue of securities and will have no established trading market. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for the company by Hogan & Hartson L.L.P., Washington, D.C.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for derivative instruments effective January 1, 2001), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.